UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHOENIX INTERNATIONAL VENTURES, INC.
(Name of Company)

Common Stock, $.001 par value
(Title of Class of Securities)

71907L 10 8
(CUSIP Number)

Phoenix International Ventures, Inc.
61B Industrial PKWY
Carson City, NV 89706
(775) 882-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

CUSIP NO.
1	NAME OF REPORTING PERSON Amit Barzelai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,647,539*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,647,539*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,647,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%**
14	TYPE OF REPORTING PERSON* IN

*This number represents (i) 218,183 shares of the Company’s common stock owned directly by Mr. Barzelia;(ii) 500,000 shares of common stock of the Company in conjunction with a private placement agreement;(iii) 250,000 shares of common stock of the Issuer and an immediately exercisable five year option to purchase 250,000 shares of common stock of the Company at an exercise price of $0.15 per share in April 2011in consideration for his agreement to serve as a director of the Company;(iv) 429,356 shares of common stock owned by Eliyahu Barzelai Holdings & Investments Ltd. Mr. Barzelai has the power to vote and dispose of the shares owned by Eliyahu Barzelai Holdings & Investments Ltd.

** Based on 16,879,818 shares of common stock of the Company outstanding as of May 13, 2011, the date last reported by the company of its Form 10-Q.

CUSIP NO.
1	NAME OF REPORTING PERSON Eliyahu Barzelai Holdings & Investments Ltd,
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,356*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 429,356*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,356*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%**
14	TYPE OF REPORTING PERSON* IN
*This number represents shares of common stock of the Company. Mr. Barzelai has the power to vote and dispose of the shares owned by Eliyahu Barzelai Holdings & Investments Ltd.

** Based on 16,879,818 shares of common stock of the Issuer outstanding as of May 13, 2011, the date last reported by the Issuer.

Item 1.                             Security and Issuer

Title of Class of Equity Securities: Common Stock，$.001 par value

Address of Issuer: 61B Industrial Parkway, Carson City, NV 89706

Item 2.                             Identity and Background

The address for Amit Barzelai and Eliyahu Barzelai Holdings & Investments Ltd. Are as set forth below.
(a)	Name:	Amit Barzelai
Eliyahu Barzelai Holdings & Investments Ltd.
(b)	Address:
Mr. Barzelai's address is c/o Phoenix International Ventures, Inc., 61B Industrial Parkway, Carson City, Nevada 89706. The Address for Eliyahu Barzelai Holdings & Investments Ltd, is 7 Boyer Avraham St., Tel Aviv 69127, Israel.

(c)	Name	Titles/ Employment

	Eliyahu Barzelai	Director of Phoenix International Ventures, Inc., 61B Industrial Parkway, Carson City, Nevada 89706。
Founder and CEO，Eliyahu Barzelai Holdings & Investments, Ltd, 7 Boyer Avraham St., Tel Aviv 69127, Israel.

(d)	None of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
 None of the reporting persons have been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The reporting person, Mr. Barzelai, is an individual and citizen of Israel.
Eliyahu Barzelai Holdings & Investments Ltd, is an entity organized under the laws of Israel.

Item 3.                                  Source and Amount of Funds or Other Consideration

The owner of 218,183 shares of common stock of the Company, Mr. Barzelai purchased 500,000 additional shares for $75,000 in the private placement.  Mr. Barzelai received 250,000 shares of the Company’s common stock and an immediately exercisable five year option to purchase 250,000  additional shares of our common stock at an exercise price of $0.15 per share in April 2011 in consideration for his agreement to serve as a director of the Company.  In addition, pursuant to an August 2010 finders agreement, in April 2011 Eliyahu Barzelai Holdings & Investments Ltd., which owned 105,790 shares of common stock of the Company at December 31, 2010, also received 283,333 additional shares of common stock in consideration for its facilitating the $250,000 equity financing for the Company consummated on March 24, 2011.  As a result, Eliyahu Barzelai Holdings & Investments Ltd. currently owns 429,356 shares.  Mr. Barzelai has the power to vote and dispose of the shares owned by Eliyahu Barzelai Holdings & Investments Ltd.

Item 4.                                 Purpose of Transaction

(a)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)
On February 27, 2011, the Board of Directors accepted the resignation of Niv Nissenson as the Company’s Chief Financial Officer (“CFO”) originally given on February 22, 2011. The resignation was effective on February 27, 2011.  The Company appointed Teja Shariff as the Company’s interim Chief Financial Officer until the sooner of June 1, 2011 or until a permanent replacement is elected by the Board.  Mr. Shariff is the brother of the Company’s CEO and President, Mr. Zahir Teja.

On March 22, 2011 Neev Nissenson resigned as Secretary and as a member of the board of directors of the Company and its subsidiaries. To fill the vacancy created by the resignation of Neev Nissenson, on March 24, 2011, Zahir Teja appointed Amit Barzelai to serve as a member of the Board of Directors.

The directors then appointed Messrs. Uri Wittenberg, Hagai Langstadter and Ofer Bar-Nes Nissensohn to serve as additional members of the board of directors of the Company and each of its subsidiaries.  As a result, the board of directors of the Company and each of its subsidiaries now consists of five members.

(e)	Not applicable

(f)	Not applicable

(g)
Pursuant to the authority granted to the directors in the Company By-Laws, Messrs. Teja and Barzelai then amended the By-Laws to increase the size of the board of directors of the Issuer from two persons to a minimum of three and a maximum of seven persons.  The directors then appointed Messrs. Uri Wittenberg, Hagai Langstadter and Ofer Bar-Nes Nissensohn to serve as additional members of the board of directors of the Issuer and each of its subsidiaries.  As a result, the board of directors of the Issuer and each of its subsidiaries now consists of five members.

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.                             Interest in Securities of the Issuer

(a)
The aggregate number of shares of Common Stock to which this Schedule 13D relates is 16,879,818 shares with respect to Mr. Barzelai, representing 1,647,539 (9.7%) of the outstanding Common Stock of the Issuer as of May 13, 2001, the date last reported by the Issuer. This number represents (i) 218,183 shares of the Company’s common stock owned directly by Mr. Barzelai;(ii) 500,000 shares of common stock of Issuer in conjunction with a private placement agreement;(iii) 250,000 shares of common stock of the Issuer and an immediately exercisable five year option to purchase 250,000 shares of common stock of Issuer at an exercise price of $0.15 per share in April 2011in consideration for his agreement to serve as a director of the Company;(iv) 429,356 shares of common stock of Issuer owned by Eliyahu Barzelai Holdings & Investments Ltd. The person that has the power to vote and dispose of the shares owned by Eliyahu Barzelai Holdings & Investments Ltd, is Amit Barzelai, founder and CEO

The aggregate number of shares of Common Stock to which this schedule 13D relates is 429,356 shares with respect to Eliyahu Barzelai Holdings & Investments Ltd, representing 2.5% of the outstanding Common Stock of the Issuer as of May 13, 2011, the date last reported by the Issuer. The person that has the power to vote and dispose of the shares owned by Eliyahu Barzelai Holdings & Investments  Ltd, is Amit Barzelai, founder and CEO.

(b)
Mr. Barzelai who holds 1,647,539 shares of common stock of the Issuer has the sole power to vote or to direct the vote. Mr. Barzelai as the founder and CEO of Eliyahu Barzelai Holdings & Investments Ltd, has the sole power to vote and the sole power to dispose or direct the disposition.

(c)	Not applicable

(d)	Not applicable

Mr. Barzelia who holds 1,647,539 shares of common stock of the Issuer has the sole power to vote or to direct the vote. Mr. Barzelair as the founder and CEO of Eliyahu Barzelai Holdings & Investments Ltd, has the sole power to vote and the sole power to dispose or direct the disposition.

Item 6                                Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

In March, 2011 the Board of Directors approved the raising of up to $1,000,000 in equity through private placement offerings of the Issuers common shares of stock at $0.15 a share. Mr. Barzelai purchased 500,000 additional shares of common stock for $75,000 through the private placement offering.

Pursuant to an August 2010 finder’s agreement, in April 2011 Eliyahu Barzelai Holdings & Investments Ltd., which owned 105,790 shares of common stock of the Company at December 31, 2010, also received 283,333 additional shares of common stock in consideration for its facilitating the $250,000 equity financing for the Company consummated on March 24, 2011.

Item 7                                Material to Be Filed as Exhibits

(1)	Not Applicable

(2)	Not Applicable

(3)	Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 16, 2011	By:	/s/ Amit Barzelai
Amit Barzelai, Director